Executive summary of the Japanese-language Securities Report, submitted by the registrant to the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on June 26, 2014.

Japanese Securities Report for the fiscal year from April 1, 2013 through March 31, 2014 pursuant to Article 24, paragraph 1 of the Financial Instruments and Exchange Law of Japan, submitted to the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on June 26, 2014, which includes the following:

I.	Corporate information

A.	Corporate overview
1.	Five-year history of changes in major business indices
2.	History of the company and its associated companies
3.	Business overview
4.	Associated companies
5.	Employee information

B.	Business information
1.	Business results
2.	Production, orders and sales
3.	Management issues
4.	Risk factors
5.	Material contracts
6.	Research and development
7.	Operating and financial review and prospects

C.	Capital assets
1.	Overview of capital expenditures
2.	Significant capital assets
3.	Plans for new construction projects and disposition of facilities

D.	Company information
1.	Share information
a.	Total number of shares
b.	Stock acquisition rights
c.	Bonds with stock acquisition rights with contingently adjustable exercise price
d.	Rights plan
e.	Number of shares outstanding, changes in capital stock
f.	Shareholder information
g.	Major shareholders
h.	Voting rights
i.	Stock options
2.	Share repurchases
3.	Dividend policy
4.	Changes in share price
5.	Directors and corporate auditors
6.	Corporate governance

E.	Financial information
1.	Consolidated financial information
a.	Consolidated financial statements
b.	Others
2.	Unconsolidated financial information
a.	Unconsolidated financial statements
b.	Major assets and liabilities
c.	Others

F.	Share handling information

G.	Reference materials
1.	Parent company information
2.	Others
II.	Information on guarantors

Audit Report

Exhibits

I.	Certifications of the Registrant’s Representative Director, President and Chief Executive Officer

II.	Management’s Annual Report on Internal Control Over Financial Reporting

The registrant sent copies of the report to the following stock exchange:
      ¡                 Tokyo Stock Exchange, Inc.